N E W S   R E L E A S E

TALISMAN TO REDEEM 9% PREFERRED SECURITIES

CALGARY, Alberta – December 12, 2003 – Talisman Energy Inc. announced today that it has given notice of its intention to exercise its right to redeem all of its outstanding US$150 million 9% Junior Subordinated Debentures ("Preferred Securities"), which are listed on the New York Stock Exchange under the symbol TLM PrA.

The redemption date will be February 15, 2004.  The redemption price of US$25 will be paid on Tuesday, February 17, 2004 as the previous day is a statutory holiday in New York.  Accrued and unpaid interest due on February 15, 2004 will be paid in the normal manner on February 17, 2004 to security holders of record at the close of business on February 1, 2004.

The redemption price will be credited to the accounts of beneficial holders of Preferred Securities through their individual brokers, who may be contacted for additional information about payments.  Questions about the redemption process may be directed to the trustee, JP Morgan Chase Bank (formerly known as The Chase Manhattan Bank), at 1-800-275-2048 or 214-468-6125.

Talisman Energy Inc. is a large, independent oil and gas producer, with operations in Canada and, through its subsidiaries, the North Sea, Indonesia, Malaysia, Vietnam, Algeria and the United States.  Talisman's subsidiaries also conduct business in Trinidad, Colombia and Qatar.  Talisman has adopted the International Code of Ethics for Canadian Business and is committed to maintaining high standards of excellence in corporate citizenship and social responsibility wherever its business is conducted.  Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager, Corporate & Investor Communications

Phone: 403-237-1196

Fax:     403-237-1210

E-mail: tlm@talisman-energy.com

33-2003

~~  This release is available on Talisman’s Internet Web Site:  WWW.TALISMAN-ENERGY.COM  ~~